UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check one):    /X/ Form 10-K   /  /Form 20-F    /  /Form 11-K    /  /Form 10-Q
               /  /Form N-SAR LJ  /  /Form N-CSR

                           For Period Ended: 12/31/05

/  /Transition Report on Form 10-K
/  /Transition Report on Form 20-F
/  /Transition Report on Form 11-K
/  /Transition Report on Form 10-Q
/  /Transition Report on Form N-SAR For the Transition Period Ended:
        ________________________________________________________________

  Read instruction (on back page) Before Preparing Form. Please Print or Type.
        ________________________________________________________________


NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

_______________________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

NOT APPLICABLE
_______________________________________________________________________________

PART I -- REGISTRANT INFORMATION

LIGAND PHARMACEUTICALS INCORPORATED
_______________________________________________________________________________
Full Name of Registrant

NOT APPLICABLE
_______________________________________________________________________________
Former Name if Applicable

10275 SCIENCE CENTER DRIVE
_______________________________________________________________________________
Address of Principal Executive Office (`Street and Number)

SAN DIEGO, CA  92121
_______________________________________________________________________________
City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule l2b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reason described in reasonable detail in Part Ill of this form could not be eliminated without unreasonable effort or expense

  /  /    (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form LII N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form l0-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 1 2b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, Il-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The annual report on Form 10-K of Ligand Pharmaceuticals Incorporated (the "Company") for the period ended December 31, 2005 could not be filed with the Securities and Exchange Commission on a timely basis without unreasonable effort or expense due to the following reasons:

The Company announced that the filing of the Annual Report on Form 10-K for fiscal year 2005 would be delayed to provide additional time to complete the evaluation and audit of internal control over financial reporting required by
Section 404 of the Sarbanes-Oxley Act of 2002 ("SOX 404 Review"). The SOX 404 Review was delayed as a result of the restatement of our consolidated financial statements which did not conclude until late in 2005. The Company expects to receive a disclaimer of opinion, i.e., the non-expression of an opinion, related to management's assessment of internal control over financial reporting and the effectiveness of the Company's internal control over financial reporting. The Company also expects to report material weaknesses in internal control over financial reporting when the Form 10-K is filed.

The Company has provided additional information concerning the status of its SOX 404 Review and the Company's current expectations on this and related topics in a press release issued after the market close on March 16, 2006, a copy of which was filed by the Company as an exhibit to its current report on Form 8-K filed with the SEC on March 16, 2006.



PART IV - OTHER INFORMATION

1. Name and telephone number of person to contact in regard to this notification

Warner R. Broaddus              (858)                   550-7500
____________________            ______________          _________________
(Name)                          (Area Code)             (Telephone Number)


2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s). Yes /X/      No/    /

3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof? Yes /X/      No/    /

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Preliminary unaudited results of operations for fiscal year 2005, and comparisons of those results to prior periods, along with a preliminary discussion of those results and comparisons, are included in the Company's press release dated March 16, 2006 and its current report on Form 8-K filed with the SEC on March 16, 2006. The 2005 and the fourth quarter 2005 financial data and discussions presented in the press release are preliminary, unaudited, and unreviewed by BDO Seidman, LLP ("BDO"), the Company's independent public accountants. Consequently, they should be viewed as reflecting the Company's current expectations with due regard to items still to be completed as discussed in the press release. Since the completion of the integrated audit required by the PCAOB's Audit Standard No. 2 for fiscal year 2005 is still ongoing, the 2005 financial data provided in this press release is subject to change and the changes, individually or in the aggregate, may be material to the Company's consolidated financial position, results of operation, or liquidity.
_______________________________________________________________________________

                       LIGAND PHARMACEUTICALS INCORPORATED
_______________________________________________________________________________
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date   MARCH 16, 2006
________________________________


By    /S/WARNER R. BROADDUS
________________________________
      Warner R. Broaddus
      General Counsel, Vice President & Secretary